REGISTRATION STATEMENT (Schedule A; items 1 to 32)



REGISTRATION STATEMENT PART ONE (ITEMS 1 THROUGH 26)


Items 1 to 3
Jonathan Aerospace Materials Corporation (JAMCORP), a Massachusetts Corporation having a facility at 17 Jonspin Rd., Wilmington, MA 01887-1020.


Item 4
Mr. Jonathan Priluck
President Chairman of the Board, and Treasurer
17 Jonspin Rd.
Wilmington, MA 01887-1020

Mr. Matti I. Williams
Vice President, Director, and Secretary
17 Jonspin Rd.
Wilmington, MA 01887-1020

Mr. Samuel J. Nigro III
Operations Manager & Director
17 Jonspin Rd.
Wilmington, MA 01887-1020

Mr. Peter. M. Howard
Director
61 Bartlett Ave.
Arlington, MA 02174

Mr. Robert A. Griffith
Director
119 Winthrop Rd.
Brookline, MA 02146

Mr. Paul F. Nace
Director
100 Country Club Road
Newton, MA 02459


Item 5
This offering is a non-traditional, self-underwritten, best effort, rolling IPO. There are no underwriters, brokers, or other investment professional involved in the marketing and/or sale of our stock. Those who may be interested in our stock can contact the company directly by postal mail, phone, or electronic mail. E-mail is the most reliable method.

Postal: Investor Relations, 17 Jonspin Rd., Wilmington, MA 01887-1020
Phone: 978-988-0099 (9:00 a.m. to 6:00 p.m. EST)
E-mail: jon@jamcorp.com


Item 6
Mr. Jonathan Priluck
17 Jonspin Rd.
Wilmington, MA 01887-1020

Dr. Lawrence Greenberg
63 Gould St.
Newton, MA 02468


Item 7
Griffith; 6,501 shares.
Greenberg; 840,000 shares.
Howard; 5,990 shares.
Nace; 400 shares.
Nigro; 4,290 shares.
Priluck; 3,222,411 shares.
Williams; 245,500 shares.


Item 8
Jonathan Aerospace Materials Corporation are developers and manufacturers of Lattice Block Materials (LBM) and Lattice Block Materials Technology.


Item 9
Company stock was sold privately and/or in legally exempt offerings over an extended period of time roughly between 1993 and 2000; all transactions were directly between the company and our shareholders. During this period stock was sold at prices that reflected a market capitalization ranging from $1 to $200,000,000 where the market capitalization is defined as the share price of the stock in the most recent sale, multiplied by the total number of issued shares at the time of sale. The company raised approximately $3,500,000-$4,000,000 in this manner. There are 6,000,000 authorized shares of which 5,100,000 are issued. All company stock is common stock with no par value. One share equals one vote, majority rules. There is only one class of stock, no preferences. There are no conversion or exchange rights. The company has issued no stock options, bonds, or other securities of any kind. All issued shares are paid in full except for any accounting errors and/or ambiguities which we estimate are less than 2% of the total. The shares have no stated or assigned value. The company claims absolutely no correlation between the price of our shares (at any point in time) and their real value. Value is subjective.


Item 10
The company has never issued any stock options, there are none.


Item 11
The company will issue up to 250,000 shares to be offered at an initial price of $40 per share. The shares will be sold at the discretion of the company and we reserve the right to limit the amount of shares sold to any one investor. If all 250,000 shares are sold it will bring the total number of issued shares to 5,350,000 representing a maximum dilution of 4.901 percent.


Item 12
None.


Item 13
The capital raised in connection with this offering will be used to help fund the development and growth of Lattice Block Material technology and markets. It is anticipated that a high percentage of the proceeds will be used to purchase capital equipment and/or finance the construction of manufacturing facilities for production of LBM and LBM products.


Item 14
All company directors are shareholders. The company has never paid anyone an annual salary above $200,000 and does not expect to do so any time soon.


Item 15
There is no objective way to estimate the net proceeds that might be derived from this offering.


Item 16
We propose to offer the shares at an initial price of $40 per share. We anticipate the stock will actually be sold at a range of prices over an extended period of time but we cannot anticipate what that range might be. This offering is being made on a rolling, best effort, basis.


Item 17
N/A


Item 18
Historically our cost of capital has been approximately 10 percent. Our general selling methods, those used and established by the company over the past decade during the private, and/or registration exempt, sales of our stock, are not expected to change much. These expenses have typically included entertainment, travel and lodging, printing, postage, plus the expense of maintaining our shareholder records and of printing and distributing investor update letters. The company reserves the right to charge a transaction fee sufficient to cover the cost of processing third party stock transactions in the event that an active secondary market develops.


Item 19
The net proceeds from the sale of securities in the preceding 24 months is approximately $750,000. The majority of the shares sold in the past two years have been sold at $40 per share. There are no underwriters, the shares described were sold in private, or registration exempt, transactions which took place between the company and individual investors.


Items 20 to 23
None.


Item 24
The company is the sole and exclusive owner of all issued patents and all known patent rights relating to Lattice Block Materials. The company has sold no license, exclusive or otherwise, on any of the central intellectual property relating to Lattice Block Material.


Item 25
The cost of preparing a balance sheet for the company would be onerous.
No balance sheet that is created can be anything other than misleading. Intangible items cannot be segregated without clear instructions from the SEC as to what constitutes a tangible asset. The nature of this venture defies the use of conventional accounting, we would welcome the assistance of the SEC in preparing an acceptable balance sheet but we would caution the SEC as to the difficulty of this task. Like the legal opinions, professional opinions from accountants cannot be obtained at reasonable prices, neither have we been able to purchase an appraisal of the value of LBM patents and technology. The company considers it highly inappropriate for investors to purchase our shares based on financial projections and/or analysis; we make every effort to discourage this approach.


Item 26
This statement could be provided, but no certification can be obtained at a reasonable price. The company could provide tax returns if the SEC would consider these an acceptable alternative.




REGISTRATION STATEMENT PART TWO (ITEMS 27 THROUGH 32)


Items 27 through 30
None.


Item 31
The Commonwealth of Massachusetts Articles of Organization (Under G.L. Ch.
156B).

Article I
The name of the corporation is: Jonathan Aerospace Materials Corporation, Inc.

Article II
The purpose of the corporation is to engage in the following business activities: To deal in, sell, prepare and distribute a variety of goods and to develop and maintain a sales, marketing, and distribution network for said goods to do all things necessary and incidental thereto. To deal in, own, rent, lease, and operate all types of equipment and supplies used in the sales, preparation, and distribution of a variety of goods and to do all things necessary and incidental thereto. To purchase, hold, sell, transfer, or otherwise deal in shares of its own capital stock, bonds, or other obligations from time to time to such an extent and in such a manner and upon such terms as its Board of Directors shall determine. To have one or more offices to carry on all or any of its purposes, and to exercise the powers and carry on its business in any state of the United States or elsewhere, but only to the extent permissible by law. To engage in any other business to do all acts and things which may seem calculated directly or indirectly to be necessary or advisable in connection with the general purposes of the Corporation and to carry on any business and have and exercise all the powers conferred by the Business Corporation Law of the Commonwealth of Massachusetts, excluding only any purpose which is excluded by the provisions of said Business Corporation Law.

Article III
The type and classes of stock and the total number of shares and par value of each type and class of stock which the corporation is authorized to issue is as follows: 100,000 shares of common stock with no par value.

Article IV
If more than one type, class or series is authorized, a description of each with, if any, the preferences, voting powers, qualifications, special or relative rights or privileges as to each type and class thereof and any series now established:

Article V
The restrictions imposed by the Articles of Organization upon the transfer of shares of stock of any class are as follows: No transfer of any shares of capital stock of the Corporation shall be made, other than:
(a)transfers occurring by operation of law in the event of the death of an individual stockholder or in the event of a merger or consolidation of a corporate stockholder; or (b) transfers to a trustee for the benefit of the stockholder; except upon full compliance with the provisions set forth below.

If any stockholder (hereinafter "offering stockholder") of the Corporation should desire to sell, pledge, or otherwise transfer any shares of capital stock, he or she shall first give notice in writing ("written notice") to the clerk of the Corporation of his or her intention to dispose of such shares. The written notice shall contain the following information:
1) The name and mailing address of the offering stockholder;
2) The number of shares to be disposed of;
3) The price or other consideration at which the offering stockholder is willing to sell or transfer;
4) The terms on which said disposition is to be made;
5) The name and address of the person or persons to whom said disposition is desired to be made; and,
6) The name of one arbitrator.

The delivery of the written notice to the clerk of the Corporation shall constitute an offer by the offering stockholder to the Corporation to sell, pledge, or otherwise dispose of said shares.

The Board of Directors shall within thirty (30) days after receipt of the offer of the offering shareholder either accept the offer, or by written notice to the offering stockholder refuse the offer and name a second arbitrator. The arbitrators named by the offering stockholder and the Corporation shall then name a third arbitrator. It shall then be the duty of the arbitrators to ascertain the value of the stock. If any arbitrator shall neglect or refuse to appear at any meeting appointed by the arbitrators, a majority may act in the absence of such arbitrator.

After the acceptance of the offer or the report of the arbitrators as to the value of the stock as the case may be, the Directors shall have thirty (30) days within which to purchase the stock at the applicable valuation. But, if at the expiration of the thirty (30) days, the Corporation shall not have exercised the right to so purchase, the offering stockholder shall then offer the capital stock to all of the other stockholders of the Corporation in the same manner, by the same means, and for the same consideration as the offer to the Corporation was made. Such offer shall be irrevocable for a period of thirty (30) days from the date of delivery to each of the other stockholders. Each stockholder thus offered shares may accept such written offer by mailing to the offering stockholder within the thirty (30) day period a written acceptance indicating how many of such offered shares the offeree stockholder wishes to acquire. Each offeree stockholder may accept the offer with respect to any or all of the offered shares. In the event that acceptances are submitted for a total number of shares which is in excess of the shares offered, then the shares shall be allocated to some or all of the accepting offeree stockholders in such a manner that the distribution of the offered shares best approximates the relative share holdings in the Corporation of the accepting offeree stock holdings in the Corporation of the accepting offeree stockholders. In the event that acceptances are submitted for a total number of shares which is less than the number of shares offered, then the offering stockholder may sell, pledge, or otherwise dispose of said shares in the manner set forth below.

In the event that no acceptances are tendered by the offeree stockholders, or acceptances are submitted for a total number of shares which is less than the number of shares offered, the offering stockholder may sell, pledge, or otherwise dispose of the shares designated in the written notice to such a person or persons and upon the terms set forth in such notice. But, any deviation from the terms of such notice in disposition shall require the making of a new offer to the Corporation (and other stockholders if rejected or not accepted by the Corporation) in accordance with the provisions hereinbefore stated.

In the event that acceptances are tendered by the Corporation for less than all of the shares offered, then the remainder of the shares must be offered to the other stockholders in accordance with the procedure set forth above.

Any offer made hereunder to the Corporation or to an offeree stockholder may be accepted by mailing a letter of acceptance to the offering stockholder at the address as shown in the notice, not later than the last day of the thirty (30) day period, or by making actual delivery of such a letter of acceptance to the offering stockholder on or before the last day of said period. The sale, pledge, or other disposition to the Corporation of offeree stockholders shall be consummated within ten (10) days after the expiration of the thirty (30) day period.

In addition to the restrictions on transfer set forth above, in the event of the death of an individual stockholder, the personal representative of the decedent stockholder's estate shall be deemed to be an "offering stockholder" for any transfer other than to the decedent stockholder's spouse or children or to any trustee for the benefit of any such person.

No shares of stock shall be sold or transferred on the books of the Corporation until these provisions have been complied with, but the Board of Directors may in any particular instance waive these requirements.

Article VI
Other lawful provisions, if any for the conduct and regulation of business and affairs of the corporation, for its voluntary dissolution, or for limiting, defining, or regulating the powers of the corporation, or of its directors or stockholders, or of any class of stockholders.

Article VII
The effective date of organization of the corporation shall be the date approved by the Secretary of the Commonwealth. If a later effective date is desired, specify such date which shall not be more than thirty days after the date of filing.

Article VIII
The street address of the corporation in Massachusetts is,41 Naples Road Brookline, MA 02146.

The name, residence and post office addresses of the directors and officers of the corporation are as follows.

Officers:
President
Jonathan Priluck
41 Naples Road
Brookline, MA 02146

Treasurer
Jonathan Priluck
41 Naples Road
Brookline, MA 02146

Clerk
Steven Richard Garman
41 Naples Road
Brookline, MA 02146

Directors:
Jonathan Priluck
41 Naples Road
Brookline, MA 02146

Steven Richard Garman
41 Naples Road
Brookline, MA 02146

Matti Insco Williams
7 Manton Terrace
Boston, MA 02134

Lawrence Greenberg
56 Elmore Street
Newton, MA 02159

The fiscal year (tax year) of the corporation shall end on the last day of the month of December.

The name and business address of the resident agent of the corporation is:
Steven Richard Garman
41 Naples Road
Brookline, MA 02146

Article IX
By-laws of the corporation have been duly adopted and the president, treasurer, clerk and directors whose names are set forth above have been duly elected.

In witness whereof and under the pains and penalties of perjury, I/We, whose signature(s) appear below as incorporator(s) and whose names and business or residential addresses are clearly typed or printed beneath each signature do hereby associate with the intention of forming this corporation under the provisions of General Laws Chapter 156B and do hereby sign these Articles of Organization as incorporators this 30th day of March, 1993.

Jonathan Priluck
41 Naples Road
Brookline, MA 02146
Articles of Organization
Jonathan Aerospace Materials Corporation, Inc.


Item 32
None.